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03 JUN 25 AM 7:21



PRESS RELEASE

Nestlé and Colgate-Palmolive Announce Portable Oral Care Agreement

Vevey, June 17, 2003 – Nestlé S.A. and Colgate-Palmolive Company today announced an agreement to pursue on a worldwide basis the development, marketing, distribution and sale of a portfolio of portable oral care products. These products are sold alongside traditional confectionery items, taste good, clean teeth and freshen breath. The initial product of the collaboration will be Colgate Dental Gum in its current test markets of the UK, Ireland and Canada. Expansion of this product and other new products will depend on the success in these initial markets.

For both companies, whose know-how and competences are complementary in this field, portable oral care products have the potential to offer incremental sales as consumers look for effective and convenient oral care products while on the go and outside of home.

This agreement, which is subject to customary conditions, including any required regulatory approvals, is expected to become effective in early 2004.

Contacts:

	Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

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